AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 4, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

NUVEEN GLOBAL HIGH INCOME FUND

(Name of Subject Company)

NUVEEN GLOBAL HIGH INCOME FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67075G103

(CUSIP Number of Class of Securities)

Kevin J. McCarthy, Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

312-917-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David P. Glatz

Rita Rubin

K&L Gates LLP

70 W. Madison St.

Suite 3100

Chicago, Illinois 60602

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
$157,466,156.76 (a)	$18,297.57(b)

(a)	The transaction value was calculated by multiplying 8,025,798 Common Shares of Nuveen Global High Income Fund by $19.62 (98% of the Net Asset Value per share of $20.02 as of the close of ordinary trading on the New York Stock Exchange on November 26, 2014).

(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated December 4, 2014, and the Letter of Transmittal, among other documents, have been filed by Nuveen Global High Income Fund as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Nuveen Global High Income Fund, a diversified, closed-end management investment company organized as a Massachusetts business trust (the “Fund”). The principal executive offices of the Fund are located at 333 West Wacker Drive, Chicago, Illinois 60606. The telephone number is 1-800-257-8787.

(b) The title of the subject class of equity securities described in the offer is Common Shares of beneficial interest, par value $0.01 per share (the “Shares”). As of December 4, 2014, there were 32,103,191 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange (“NYSE”). The Fund began trading on the NYSE on November 24, 2014, and as such, the high, low and closing net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two fiscal years are not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person is Nuveen Global High Income Fund (previously defined as the “Fund”), a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and organized as a Massachusetts business trust. The principal executive offices of the Fund are located at 333 West Wacker Drive, Chicago, Illinois 60606. The telephone number is 1-800-257-8787. The filing person is the subject company. The members of the Board of Trustees of the Fund are as follows: William Adams IV, Robert P. Bremner, Jack B. Evans, William C. Hunter, David J. Kundert, John K. Nelson, William J. Schneider, Thomas S. Schreier, Jr., Judith M. Stockdale, Carole E. Stone, Virginia L. Stringer and Terence J. Toth. Pursuant to the Board of Trustees’ mandatory retirement policy, Mr. Bremner will retire from the Board of Trustees as of December 31, 2014. Messrs. Adams and Schreier are each considered an “interested person” of the Fund, as that term is defined in the 1940 Act, because of his affiliation with Nuveen Fund Advisors, LLC, the investment adviser of the Fund.

The executive officers of the Fund are Gifford R. Zimmerman, Chief Administrative Officer, and Stephen D. Foy, Vice President and Controller.

Correspondence to the Trustees and executive officers of the Fund should be mailed to c/o Nuveen Global High Income Fund, 333 West Wacker Drive, Chicago, Illinois 60606, Attn: Secretary.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The Fund’s Board of Trustees has determined to commence an offer to purchase up to 25%, or 8,025,798 of the Fund’s issued and outstanding Common Shares. The offer is for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the NYSE on January 9, 2015, or if the

Offer period is extended, as of the close of ordinary trading on the NYSE on the newly designated expiration date, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” in the Offer to Purchase.

(b) The Fund has been advised that neither its Trustees, officers nor investment adviser intend to tender any Shares pursuant to the Offer. Therefore, the Fund does not intend to purchase Shares from any officer, Trustee or investment adviser of the Fund pursuant to the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) Reference is hereby made to Section 1, “Price; Number of Shares,” Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(d) Information regarding borrowed funds is incorporated herein by reference to Section 11 “Source and Amount of Funds” of the Offer to Purchase.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Trustees, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund’s records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5) Not applicable.

(b) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients and Client Instruction Form.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(1)(vi)	Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated November 19, 2014.[1]

(a)(5)(ii)	Press Release dated December 4, 2014.

(b)	Credit Agreement with State Street Bank and Trust Company, dated November 24, 2014.

(d)(1)	Depositary Agreement between the Fund and Computershare Trust Company, N.A.

(d)(2)	Information Agent Agreement between the Fund and Georgeson Inc.

(d)(3)	Investment Management Agreement with Nuveen Fund Advisors, LLC dated November 7, 2014.

(d)(4)	Investment Sub-Advisory Agreement by and between Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC dated November 7, 2014.

(d)(5)	Transfer Agency and Service Agreement with State Street Bank and Trust Company dated October 7, 2002, as amended as of December 4, 2014.

(d)(6)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated February 25, 2005, as amended as of November 6, 2014.

(g)	Not applicable.

(h)	Not applicable.

[1]	Previously filed on Schedule TO via EDGAR on November 19, 2014 and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN GLOBAL HIGH INCOME FUND

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman Chief Administrative Officer

December 4, 2014

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients and Client Instruction Form.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(1)(vi)	Notice of Withdrawal.

(a)(5)(ii)	Press Release dated December 4, 2014.

(b)	Credit Agreement with State Street Bank and Trust Company, dated November 24, 2014.

(d)(1)	Depositary Agreement between the Fund and Computershare Trust Company, N.A.

(d)(2)	Information Agent Agreement between the Fund and Georgeson Inc.

(d)(3)	Investment Management Agreement with Nuveen Fund Advisors, LLC dated November 7, 2014.

(d)(4)	Investment Sub-Advisory Agreement by and between Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC dated November 7, 2014.

(d)(5)	Transfer Agency and Service Agreement with State Street Bank and Trust Company dated October 7, 2002, as amended as of December 4, 2014.

(d)(6)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company, dated February 25, 2005, as amended as of November 6, 2014.